

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 28, 2008

Mr. Sean Tetzlaff
Chief Financial Officer
Fronteer Development Group Inc.
1650-1055 West Hastings Street
Vancouver, BC Canada V6E 2E9

Re: Fronteer Development Group Inc.
Form 40-F for Fiscal Year Ended December 31, 2007
Filed March 28, 2008
Response Letter Dated October 15, 2008
File No. 1-32557

Dear Mr. Tetzlaff:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief